Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

LOGOS
LEGAL SERVICES
SINCE 1907

Reykjavik, August 13, 2007
File no. 90-07-0158

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

42 New Broad Street
London EC2M 1JD
+44 (0) 207 920 3000
+44 (0) 207 920 3099

Efstaleiti 5
IS-103 Reykjavík
Iceland
+354 5 400 300
+354 5 400 301

logos@logos.is
www.logos.is

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

SUPPL

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (July 9, 2007): Actavis Group hf. announces Actavis Group hf. Acquisition and Tender offer - Novator's take-over bid for Actavis Group hf. (enclosed).

2. News release (July 9, 2007): Actavis Group hf. Announces Actavis Group hf. Acquisition and Tender offer - Novator's take-over bid for Actavis Group hf. (enclosed).

3. News release (July 10, 2007): Actavis Group hf. Announces Actavis Group. Insiders' dealing – All EVP's of Actavis Group hf. Accept Novator´s offer. (enclosed).

4. News release (July 11, 2007): Actavis Group hf. Announces Actavis Group hf. Acquisition and Tender offer – Novator extends the validity of its take-over offer for Actavis Group hf. – Additional information. (enclosed)

dlw 8/23

PARTNERS
IN ALPHABETICAL ORDER:
Árni Vilhjálmsson
Bjarnfreður Ólafsson
Einar Baldvin Axelsson
Erlendur Gíslason
Guðmundur J. Oddsson
Gunnar Sturluson, Managing partner
Hákon Árnason
Helga M. Óttarsdóttir
Hjördís Halldórsdóttir
Othar Örn Petersen
Ólafur Arinbjörn Sigurðsson
Pétur Guðmundarson
Ragnar Tómas Árnason
OF COUNSEL:
Jakob R. Möller

5. News release (July 17, 2007): Actavis Group hf. Announces Actavis Group hf. Acquisition and Tender offer - Announcement from Novator. (enclosed).

6. News release (July 18, 2007): Actavis Group hf. Announces Actavis Group hf. Major shareholder announcements - Date of transaction:18.7.2007. (enclosed).

7. News release (July 23, 2007): Actavis Group hf. Announces Actavis Group hf. Acquisition and Tender offer - Results from Novator's takeover offer. (enclosed).

8. News release (July 23, 2007): Actavis Group hf. Announces Actavis Group hf. Company Announcement - Actavis Group removed from the OMXI15 index tomorrow. (enclosed).

9. News release (July 26, 2007): Actavis Group hf. Announces Actavis Group hf. Major shareholder announcements - Date of transaction 25.7.2007. (enclosed).

10. News release (July 26, 2007): Actavis Group hf. Announces Actavis Group hf. Insiders' dealing - Date of transaction: 25 July 2007. (enclosed).

11. News release (July 26, 2007): Actavis Group hf. Announces Actavis Group hf. Requests to be removed from OMX. (enclosed).

12. News release (August 3, 2007): Actavis Group hf. Announces Actavis Group hf. Insiders' dealing - Payment of options in Actavis Group. (enclosed).

13. News release (August 9, 2007): Actavis Group hf. Announces Actavis Group hf. Half Year financial report 2007. (enclosed).

14. News release (August 10, 2007): Actavis Group hf. Announces Actavis hf. Company Announcement - Request for delisting approved. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Ólafur Arinbjörn Sigurðsson, Partner
LOGOS legal services

2007-07-09 14:06:45 CET

Actavis Group hf. Acquisition and Tender offer - Novator's take-over bid for Actavis Group hf.

As of noon today, Novator has received acceptances or promises for approximately 80% of active shares in Actavis, taking into consideration shares owned by parties related to Novator.

2007-07-09 18:02:44 CET

Actavis Group hf. Acquisition and Tender offer - Novator extends the validity of its take-over offer for Actavis Group hf.

Novator eignarhaldsfélag ehf. has decided to extend its take-over offer for shares in Actavis Group hf. The take-over offer is now valid until 16:00 Wednesday 18 July 2007.

Considering how well shareholders in Actavis Group hf. have responded to Novator's take-over offer for Actavis and how near Novator is to its goal of 90% acceptances, the take-over offer is extended to allow shareholders a longer period to accept the offer due to the holiday season.

An extension of the offer period has no effect on those who have already accepted the offer and therefore those shareholders who have already rendered their acceptance do not need to take any further action.

An extension of the offer period does not entail amendments to Novator's take-over offer for Actavis Group hf. Settlement under the offer is extended simultaneously until 23 July 2007

2007-07-10 11:17:39 CET

Actavis Group hf. Insiders' dealing - All EVP´s of Actavis Group hf. accept Novator´s offer

Reykjavik, Iceland, July 9, 2007. All EVP´s of Actavis Group hf., have announced to Novator that the takeover bid of Novator for all shares in Actavis Group hf. is accepted by them and related parties. All terms and conditions of the Novator bid apply to the acceptance by the EVP´s and related parties.

The offer price is EUR 1.075 for each share. Conditions set forth in the offer are still valid so the sale of the shares has not been affected.

Summary and breakdown of the above stated information is as shown in this table:
See attachment.

For further information please contact:
Árni Hardarson, by phone +354 550 3300 / +354 840 7462 or by e-mail ahardarson@actavis.com

All EVP´s of Actavis Group hf. accept Novator´s offer

Reykjavik, Iceland, July 9, 2007. All EVP´s of Actavis Group hf., have announced to Novator that the takeover bid of Novator for all shares in Actavis Group hf. is accepted by them and related parties. All terms and conditions of the Novator bid apply to the acceptance by the EVP´s and related parties.

The offer price is EUR 1.075 for each share. Conditions set forth in the offer are still valid so the sale of the shares has not been affected.

Summary and breakdown of the above stated information is as shown in this table:

Name	Position	Number of shares	Shares of related parties	Number of option shares
Guðbjörg Edda Eggertsdóttir	EVP of third party sales	24.757.285	13.000	735.931
Aidan Kavanagh	EVP of operations CEEA	4.819.264	0	735.931
Jónas Tryggvason	EVP of CEEA sales	4.284.263	10.000	735.931
Divya Patel	Chief Executive of North America sales	1.471.862	0	735.931
Sigurður Óli Ólafsson	Deputy to the CEO	5.072.478	1.293.488	1.471.862
Stefán Jökull Sveinsson	EVP of R&D	6.183.611	9.255	1.471.862
Mark Keatley	EVP of finance and IT	4.819.264	1.290.738	1.471.862
Steinþór Pálsson	EVP of operations US	1.066.893	0	1.521.476
Svend Andersen	EVP of WE sales	3.574.000	46.000	0

For further information please contact:

Árni Hardarson, by phone +354 550 3300 / +354 840 7462 or by e-mail ahardarson@actavis.com

2007-07-11 17:24:22 CET

Actavis Group hf. Acquisition and Tender offer - Novator extends the validity of its take-over offer for Actavis Group hf. - Additional information

The notice from Novator, dated 9 July 2007, is hereby amended to correctly reflect the statutory settlement period under Article 40.7 of the Act on Securities Transactions No. 33/2003. Settlement under the offer will take place no later than five business days from the end of the extended offer period.

2007-07-17 11:18:11 CET

Actavis Group hf. Acquisition and Tender offer - Announcement from Novator

Novator has received promises for over 90% of shares in Actavis, taking into consideration shares already held by companies affiliated with Novator and treasury shares. According to the terms of the offer, the deadline for acceptance is next Wednesday, 18 July. Shareholders, who have not yet accepted the offer, have until that time to accept the offer; should they fail to do so, they will not be entitled to an additional payment if Novator sells its shareholding within 12 months

2007-07-18 16:05:21 CET

Actavis Group hf. Major shareholder announcements - Date of transaction: 18.7.2007

Name of party notifying:
Milestone ehf.

Address of the party notifing:
Suðurlandsbraut 12,
108 Reykjavík

Date of transaction:
18.7.2007

Number of shares in transaction:
154.037.511

Number of shares before the transaction:
154.037.511

Number of shares after the transaction:
0

Holdings of total nominal value before the transaction %:
4,57%

Holdings of total nominal value after the transaction %:
0,00%

Notification is based on:
Art. 33 (1) of the Act no. 33/2003 point(s) no.1.

Additional information:

Milestone ehf. and Sjóvá-Almennar tryggingar hf. have accepted the offer from Novator eignarhaldsfélag ehf, for the shares owned by the two companies in Actavis Group hf. Milestone ehf. owned 154.037.511 shares and Sjóvá-Almennar tryggingar hf. owned 44.522.259 shares, totaling 198.559.770, according to forward contract agreements. Once the sale has been finalized, Milestone and affiliated companies will hold no shares in Actavis Group hf.

Milestone would like to use this opportunity to whish the owners and employees of Actavis Group hf. all the best in the future, and to thank them for a fruitful cooperation in recent years.

2007-07-23 13:36:23 CET

Actavis Group hf. Acquisition and Tender offer - Results from Novator's takeover offer

The takeover offer submitted by Novator eignarhaldsfelag ehf. to shareholders of Actavis Group hf. expired at 4 p.m. last Wednesday, 18 July 2007. The conditions set forth by Novator eignarhaldsfelag ehf. in the takeover offer have been fulfilled and the offer is hereby declared unconditional on behalf of the offeror.

When the offer period expired, Novator had secured promises for share capital amounting to ISK 1,895,316,722 at nominal value, corresponding to 99.66% of the
total share capital in Actavis Group hf., inclusive of shares owned by the offeror and its affiliated companies as well as shares held in treasury by Actavis Group hf.

Shareholders who accepted the takeover offer will receive payment in cash according to the takeover offer and settlement will take place on Wednesday, 25 July 2007.

2007-07-23 16:05:40 CET

Actavis Group hf. Company Announcement - Actavis Group removed from the OMXI15 index tomorrow

Actavis Group hf. (symbol: ACT) will be removed from the OMXI15 index tomorrow,
24 July 2007. This is done with reference to Novator's announcement earlier today that owners of over 90% of outstanding shares in Actavis have accepted its takeover offer.

2007-07-26 12:34:52 CET

Actavis Group hf. Major shareholder announcements - Date of transaction 25.7.2007

Name of party notifying:
Novator eignarhaldsfelag ehf., Amber International Limited S.a.r.l., Givenshire Ltd S.a.r.l., Björgólfur Thor Björgólfsson.

Address of the party notifing:
Sigtún 42, 105 Reykjavík

Date of transaction:
25.7.2007

Number of shares in transaction:
1.895.316.722

Number of shares before the transaction:
1.296.379.823

Number of shares after the transaction:
3.191.696.545

Holdings of total nominal value before the transaction %:
38,50%

Holdings of total nominal value after the transaction %:
99,60%

Notification is based on:
Art. 33 (1) of the Act no. 33/2003 point(s) no.1.

Additional information
Novator eignarhaldsfelag ehf. now owns shares in Actavis Group hf. of nominal value ISK 3,191,696,545 or approximately 99.6% of the total share capital of Actavis Group hf. in Class A shares (inclusive of treasury shares) as a result from transfers of shares from affiliated companies and the takeover offer that was originally set forth on 1 June 2007 and expired on 18 July 2007. Settlement to the shareholders that accepted the offer took place on 25 July 2007. Previously, shares in Actavis Group hf. of nominal value ISK 1,296,379,823 or approximately 38.5 of the share capital of Actavis Group was owned by affliated companies to Novator eignarhaldsfelag ehf.

2007-07-26 15:12:01 CET

Actavis Group hf. Insiders' dealing - Date of transaction: 25 July 2007

Reykjavik, Iceland, July 25, 2007. The below listed primary insiders of Actavis Group and related parties have today sold to Novator all their shares in Actavis Group hf. in accourdance with all terms and conditions of the Novator takeover offer for all shares in Actavis Group hf.

The offer price is EUR 1.075 for each share and the purchase price was paid in full today.

Summary and breakdown of the above stated information is as shown in this table: See attachment.

For further information please contact:
Árni Hardarson, by phone +354 550 3300 / +354 840 7462 or by e-mail ahardarson@actavis.com

Sale of shares by Actavis Group hf. primary insiders and related parties

Reykjavik, Iceland, July 25, 2007. The below listed primary insiders of Actavis Group and related parties have today sold to Novator all their shares in Actavis Group hf. in accourdance with all terms and conditions of the Novator takeover offer for all shares in Actavis Group hf.

The offer price is EUR 1.075 for each share and the purchase price was paid in full today.

Summary and breakdown of the above stated information is as shown in this table:

Name	Position	Number of shares	Holdings after transaction	Related party sale of shares	Name of related party	Holdings of related party after transaction	Option Holdings
Róbert Wessman	CEO and Board member	33.241.618	0	103.491.015	AccwayLtd	0	0
Guðbjörg Edda Eggertsdóttir	EVP of third party sales	24.757.285	0	13.000	Eyjólfur Þ. Haraldsson	0	735.931
Aidan Kavanagh	EVP of operations	4.819.264	0	0		0	735.931
Jónas Tryggvason	EVP of CEEA sales	4.284.263	0	10.000	Arna Garðarsdóttir	0	735.931
Sindri Sindrason	Board Member	12.539.829	0	9.118.230	Fenster eignarhaldsfélag	0	0
Divya Patel	Chief Executive of North America sales	1.471.862	0	0		0	735.931
Sigurður Óli Ólafsson	Deputy to the CEO	5.072.478	0	1.293.488	Sælusvæði ehf. Björg Harðardóttir	0	1.471.862
Stefán Jökull Sveinsson	EVP of R&D	6.183.611	0	9.255	Sjöfn Sigurgísladóttir	0	1.471.862
Mark Keatley	EVP of finance and IT	4.819.264	0	1.290.738	Fjárfestingafélag Lundúna ehf.	0	1.471.862
Steinþór Pálsson	EVP of operations US	1.066.893	0	0		0	1.521.476
Svend Andersen	EVP of WE sales	3.574.000	0	46.000	Panel ApS	0	0

For further information please contact:

Árni Hardarson, by phone +354 550 3300 / +354 840 7462 or by e-mail ahardarson@actavis.com

2007-07-26 15:52:32 CET

Actavis Group hf. Company Announcement - Actavis Group requests to be removed from OMX

Reykjavík, July 26, 2007. Takeover offer of Novator eignarhaldsfélag ehf. to the shareholders in Actavis Group hf. expired at 4 p.m. on Wednesday 18 July 2007. Following settlement of the offer, Novator eignarhaldsfelag ehf. represents approximately 99.6% of the issued Class A share capital and voting rights in Actavis Group hf.

According to the above Actavis Group hf. no longer fulfils the conditions on ownership distribution of share capital stipulated by the rules on issuers of securities issued by the OMX Nordic Exchange Iceland hf.

In light of the above the Board of Directors of Actavis Group hf. has sent the board of the OMX Nordic Exchange a request that the Class A shares in Actavis Group hf. be removed from the OMX Nordic Exchange as soon as possible.

For further information please contact:
Árni Hardarson, by phone +354 550 3300 / +354 840 7462 or by e-mail ahardarson@actavis.com

2007-08-03 17:33:30 CET

Actavis Group hf. Insiders' dealing - Payment of options in Actavis Group

Actavis Group hf. ("ACT") has paid the managers and other employees of the Company all outstanding option rights in the Company. The option agreements covered rights to purchase 29.996.444 shares in the company. The payment to the employees is calculated as the difference in purchase price of each option agreement and the takeover bid price offered by Novator, i.e. 1.075 EUR per share. Based on this payments to the EVP´s of the Company amount to EUR 6,148,238 and the total sum of payments to other employees is EUR 10,430,656.

Further breakdown of the option payments to the Management is as follows: See attachment.

For further information please contact:
Árni Hardarson, by phone +354 550 3300 / +354 840 7462 or by e-mail ahardarson@actavis.com

Announcement of payment of options in Actavis Group hf.

Actavis Group hf. ("ACT") has paid the managers and other employees of the Company all outstanding option rights in the Company. The option agreements covered rights to purchase 29.996.444 shares in the company. The payment to the employees is calculated as the difference in purchase price of each option agreement and the takeover bid price offered by Novator, i.e. 1.075 EUR per share. Based on this payments to the EVP's of the Company amount to EUR 6,148,238 and the total sum of payments to other employees is EUR 10,430,656.

Further breakdown of the option payments to the Management is as follows:

Name	Position	Number of shares	Rate	Total payment in EUR	Ownership of shares after transaction	Ownership of shares of related parties	Number of option shares after transaction
Sigurður Óli Ólafsson	Deputy to the CEO	1.471.861	38,5	921.877	0	0	0
Guðbjörg Edda Eggertsdóttir	EVP of third party sales	735.931	38,5	460.939	0	0	0
Aidan Kavanagh	EVP of operations CEEA	735.931	38,5	460.939	0	0	0
Jónas Tryggvason	EVP of CEEA sales	367.931	38,5	230.448	0	0	0
Jónas Tryggvason	EVP of CEEA sales	735.931	49,3	368.315	0	0	0
Doug Boothe	EVP of Commercial and Admin in USA	735.931	69,5	195.074	0	0	0
Divya Patel	Chief Executive of North America sales	735.931	38,5	460.939	0	0	0
Stefán Jökull Sveinsson	EVP of R&D	1.471.861	38,5	921.877	0	0	0
Mark Keatley	EVP of Finance and IT	1.471.861	38,5	921.877	0	0	0
Steinþór Pálsson	EVP of operations US	735.931	59,5	280.837	0	0	0
Steinþór Pálsson	EVP of operations US	0785.845	38,5	492.014	0	0	0
Fearghal Murphy	EVP of Supply Chain	367.965	69	99.681	0	0	0
Fearghal Murphy	EVP of Supply Chain	532.338	38,5	333.422	0	0	0

For further information please contact:

Árni Hardarson, by phone +354 550 3300 / +354 840 7462 or by e-mail ahardarson@actavis.com

2007-08-09 18:38:59 CET

Actavis Group hf. Half Year financial report 2007

Actavis reports profits of EUR29 million in 2Q

- Strong performance in Eastern and Western Europe -

Reykjavik, Iceland 9 August 2007 - Actavis Group, the international generic pharmaceuticals company, announces its results for the second quarter ended 30 June 2007.

Highlights

Reported revenue in the second quarter increased 4.1% to EUR378.9 million (2Q 2006: EUR364.1 million) and by 7.9% to EUR761.5 million (1H 2006 EUR705.9 million) in the first half, reflecting a strong performance in Eastern and Western Europe. Underlying revenue for the quarter increased by 4.8% (2Q 2006
pro forma: EUR361.6 million) and by 7.1% for the first half (1H 2006 pro forma EUR711.1m).

- o Sales in Central & Eastern Europe and Asia increased to EUR157.1 million (2Q 2006 pro forma: EUR144.8 million). Underlying growth was 8.5% in 2Q and 12.6% for 1H.

- o Sales in Western Europe, Middle East and Africa grew 23.0% on a pro forma basis to EUR86.3 million (2Q 2006 proforma EUR70.2 million). 1H underlying growth is 16.3%

- o Sales in North America were EUR96.3 million (EUR2Q 2006 pro forma 111.4 million), which was in line with management expectations. This represented an underlying decrease of 13.5%, following strong performance in the second quarter of 2006. For the first half, the underlying decline in sales is 4.6%.

- o Third Party sales grew by 6.7 % to EUR35.7 million (2Q 2006 pro forma EUR33.4 million) in the quarter. For the first half, sales are at last year's levels.

- Strong EBITDA margin of 22.2% in the quarter and 21.5% in the first half.

- Net profit was EUR29.3 million, down 2.6% in the quarter, EUR56.3 million in the first half.

- Underlying earnings per share (fully diluted) were EUR0.00680 (2Q 2006 EUR0.00787).

- 145 product and market launches (84 molecules) in the quarter, supporting further growth.

- Novator secures 99.66% of Actavis A class shares in July and Actavis Board has requested to be removed from the OMX stock exchange in Iceland.

Actavis President & CEO, Robert Wessman, commented:
"This has been another strong quarter for Actavis, with a particularly good performance in our European business. In the US, we expect to launch a number of new products in the second half and we now have a record number of pending ANDAs, supporting our growth in the market as we move into next year. Our core markets continue to perform well and we are on track to achieve our financial goals for the year.

"The senior management team at Actavis looks forward, as a private company, to continue the Company's strong track record of growth. With one of the strongest product pipelines in the industry and diverse geographic reach, we are confident that Actavis is well placed to continue to grow its share in the key European and US markets."

Actavis Group hf.

Condensed Consolidated Interim Financial Statements

1 January - 30 June 2007

Contents

Report by the Board of Directors and President and CEO

The Condensed Consolidated Interim Financial Statements of Actavis Group for the six months ended 30 June 2007 have been prepared in accordance with International Financial Reporting Standard IAS 34 for Interim Financial Statements. The Condensed Consolidated Interim Financial Statements include the Interim Financial Statements of Actavis Group hf. (the Company) and its subsidiaries, together referred to as the "Group".

Profit, according to the Condensed Consolidated Condensed Interim Financial Statements, amounted to EUR 56.3 million for the period from 1 January to 30 June 2007. Total assets, according to the Interim Financial Statements, were EUR 2,937.7 million and equity amounted to EUR 939.2 million at the end of the period.

The acquisition of a controlling interest in Zio Zdorovje, a leading Russian pharmaceutical manufacturer, was completed at the end of January 2007. During February the Company finalized the acquisitions of a manufacturing plant from Grandix Pharmaceuticals and an API division from Sanmar Specialty Chemicals Ltd. in India.

In the middle of April the acquisition of Abrika Pharmaceuticals Inc., a US based specialty generic pharmaceuticals company engaged in the formulation and commercialization of both controlled release and other technically difficult pharmaceutical products, was completed. In April the Company also acquired Lyfjathroun hf., an Icelandic biopharmaceutical company focusing on the development of nasal drug products.

The Board of Directors and President and CEO of Actavis Group hf. hereby confirm the Condensed Consolidated Interim Financial Statements of Actavis Group for the period 1 January to 30 June 2007 with their signatures.

Hafnarfjordur, 9 August 2007

Board of Directors:

Bjorgolfur Thor Bjorgolfsson
Chairman of the Board

Andri Sveinsson

Robert Wessman

Sindri Sindrason

Magnus Thorsteinsson

President and CEO:

Robert Wessman

Financial Ratios

Consolidated statement

		1H 2007	1H 2006	2006	2005	2004
Growth						
Net sales	EUR '000	744,216	684,280	1,339,189	551,384	424,596
EBITDA	EUR '000	163,535	151,884	287,134	148,471	113,759
Profit from operations	EUR '000	109,726	105,457	197,583	106,512	88,466
Profit for the period	EUR '000	56,317	61,946	102,689	81,003	64,282
Total assets	EUR '000	2,937,714	2,652,032	2,579,362	2,389,632	684,166
Operational performance						
Cash provided by operating activities	EUR '000	34,939	29,527	161,914	103,004	46,710
- as ratio to total debt	%	1.9	1.9	10.5	11.6	12.2
- as ratio to net profit		0.6	0.5	1.6	1.3	0.7
Working capital from operating activities	EUR '000	75,232	92,052	204,122	109,079	92,116
- as ratio to long-term debt and stockh. Equity	%	3.6	4.4	10.1	8.9	20.7
Liquidity and solvency						
Quick ratio		0.6	1.1	0.8	1.0	0.8
Current ratio		1.0	1.6	1.3	1.6	1.2
Equity ratio	%	32.0	35.3	34.5	42.2	41.2
Asset utilization and efficiency						
Total asset turnover		0.3	0.3	0.5	0.4	0.7
Profitability						
Operating profit as ratio to net sales	%	14.7	15.4	14.8	19.3	20.8
Net income before taxes as ratio to net sales	%	9.5	11.8	9.5	16.6	17.7
Net income for the period as ratio to net sales	%	7.6	9.1	7.7	14.7	15.1
Market						
Value of stock	EUR mill.	3,593	2,160	2,279	2,236	1,387
Price/book ratio		3.64	2.28	2.43	2.20	4.43
Number of shares	Millions	3.369	3.355	3.369	3.355	2.994
Earnings per Share, (EPS)	EUR	0.00994	0.01193	0.01811	0.02551	0.02162
Diluted Earnings per Share, (Diluted EPS)	EUR	0.00990	0.01188	0.01804	0.02548	0.02159

Report on Review of Interim Financial Information

To the Board of Directors of Actavis Group hf.

Introduction

We have reviewed the accompanying balance sheet of Actavis Group hf. as of June 30, 2007 the related statements of income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of this interim financial information in accordance with International Financial Reporting Standards as adopted by the EU. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not give a true and fair view of the financial position of the entity as at June 30, 2007, and of its financial performance and its cash flows for the six month period then ended in accordance with International Financial Reporting Standards as adopted by the EU.

Reykjavik, 9 August 2007

KPMG hf.

Alexander G. Edvardsson

Audur Thorisdottir

Consolidated Interim Income Statement
for the period 1 January to 30 June 2007

	Notes	2007 1.4. - 30.6.	2006 1.4. - 30.6.	2007 1.1. - 30.6.	2006 1.1. - 30.6.
Net sales	6	372,487	351,224	744,216	684,280
Cost of sales		(203,465)	(205,376)	(420,976)	(400,738)
Gross profit		169,022	145,847	323,240	283,542
Other operating income		6,363	12,830	17,328	21,652
Sales and marketing expenses		(60,859)	(49,454)	(116,119)	(96,449)
Research and development expenses		(22,153)	(20,265)	(43,522)	(37,380)
General and administrative expenses		(36,181)	(33,544)	(71,201)	(65,909)
		(112,830)	(90,431)	(213,514)	(178,085)
Profit from operations		56,192	55,416	109,726	105,457
Financial income and (expenses)	7	(20,204)	(14,509)	(39,074)	(24,541)
Profit before tax		35,988	40,908	70,652	80,916
Income tax	8	(6,671)	(10,821)	(14,335)	(18,971)
Profit for the period		29,317	30,088	56,317	61,946
Attributable to:					
Equity holders of the Parent		29,208	29,963	56,140	61,283
Minority interest		109	124	177	662
Profit for the period		29,317	30,088	56,317	61,946
Earnings per Share	9				
Basic Earnings per Share (EUR)		0.00501	0.00605	0.00994	0.01193
Diluted Earnings per Share (EUR)		0.00499	0.00601	0.00990	0.01188

Consolidated Interim Financial Statements of Actavis Group hf. 30 June 2007 6 *Amounts are in thousands of Euro*

Consolidated Interim Balance Sheet as at 30 June 2007

	Notes	30.6.2007	31.12.2006
Assets			
Non-current assets			
Goodwill	10	1,028,452	936,052
Other intangible assets	10	591,882	504,157
Property, plant and equipment	10	451,855	398,333
Deferred tax assets		80,428	68,940
Non-current assets		2,152,617	1,907,482
Current assets			
Inventories		309,119	277,917
Fair value derivatives		0	2,142
Trade and other receivables	11	427,645	313,511
Cash and cash equivalents		48,333	78,310
Current assets		785,097	671,880
Total assets		2,937,714	2,579,362
Equity			
Share capital	12	51,396	51,356
Share premium		593,507	590,833
Reserves	13	(132,630)	(112,613)
Retained earnings		406,763	350,623
Equity attributable to equity holders of the company		919,036	880,199
Minority interest		20,156	9,457
Total equity		939,192	889,656
Liabilities			
Non-current liabilities			
Loans and borrowings	14	989,808	989,728
Retirement benefit obligation		19,512	18,487
Obligations under finance leases		33,955	30,591
Other long term liabilities		84,307	46,547
Deferred income tax liabilities		96,695	86,262
Non-current liabilities		1,224,277	1,171,615
Current liabilities			
Loans and borrowings	14	409,537	193,841
Tax liabilities		21,251	11,279
Accounts payable and other liabilities	15	327,617	303,793
Obligations under finance leases		6,066	4,660
Provisions	16	9,774	4,518
Current liabilities		774,245	518,091
Total liabilities		1,998,522	1,689,706
Total equity and liabilities		2,937,714	2,579,362

Consolidated Interim Financial Statements of Actavis Group hf. 30 June 2007 7 *Amounts are in thousands of Euro*

Consolidated Interim Statement of Cash Flows for the period 1 January to 30 June 2007

	Notes	2007 1.1. - 30.6.	2006 1.1. - 30.6.
Cash flows from operating activities			
Profit for the period		56,317	61,946
Adjustments to reconcile profit to net cash provided by operating activities:			
Depreciation of fixed assets	10	25,476	20,497
Amortisation of intangible assets	10	28,333	25,930
Currency fluctuations and indexation		(14,285)	(8,946)
Changes in deferred taxes		(16,136)	(4,225)
Other changes		(4,473)	(3,150)
Working capital provided by operating activities		75,232	92,052
Changes in operating assets and liabilities:			
Inventories, increase		(28,612)	(15,277)
Receivables, increase		(62,116)	(68,626)
Short-term liabilities, increase		50,435	21,379
Changes in operating assets and liabilities		(40,293)	(62,525)
Net cash provided by operating activities		34,939	29,527
Cash flows to investing activities			
Investments in intangible assets		(62,027)	(24,769)
Proceeds from sale of intangible assets		0	977
Investment in property, plant and equipment		(50,541)	(40,763)
Proceeds from sale of property and equipment		12,612	210
Investm. in subsidiaries and other companies net of cash acquired		(153,714)	(141,929)
Net cash used in investing activities		(253,670)	(206,274)
Cash flows from financing activities			
Change in share capital		0	(9,076)
Proceeds from long-term borrowings		4,166	224,918
Payments of long-term debt		(24,827)	(17,057)
Changes in bank loans		210,868	(41,543)
Payments of finance lease obligations		(2,220)	(207)
Net cash provided by financing activities		187,987	157,035
Net change in cash and cash equivalents		(30,744)	(19,711)
Effects of foreign exchange adjustments		767	(3,095)
Cash and cash equivalents at beginning of year		78,310	99,308
Cash and cash equivalents at end of period		48,333	76,502
Other information			
Interest paid		(33,402)	(4,856)
Income tax paid		(6,750)	(7,966)

Consolidated Interim Financial Statements of Actavis Group hf. 30 June 2007 8 *Amounts are in thousands of Euro*

Consolidated Interim Statement of Changes in Shareholders' Equity for the period 1 January 2006 to 30 June 2007

	Equity attributable to equity holders of the company							
	Share capital							
	Common shares	Preference shares	Share premium	Other reserves	Retained earnings	Total	Minority interest	Total equity
Balance at 1 January 2006	42,961	10,000	687,764	10,012	246,597	997,334	10,695	1,008,029
Translation difference				(87,865)		(87,865)		(87,865)
Defined benefit plan actuarial gains and losses					1,754	1,754		1,754
Total income and expenses recognised directly in equity				(87,865)	1,754	(86,111)	0	(86,111)
Profit for the period					102,272	102,272	417	102,689
						0		
Total recognised income and expenses for the period	0	0	0	(87,865)	104,026	16,161	417	16,578
Purchases of treasury shares	(2,052)		(121,522)			(123,574)		(123,574)
Sales of treasury shares	281		18,438			18,719		18,719
Preference shares issued	166		6,153			6,319		6,319
Common shares issued						0		0
Written put options transferred as liability				(37,005)		(37,005)		(37,005)
Accrued stock option				2,245		2,245		2,245
Acquisition of minority interest						0	(1,655)	(1,655)
Balance at 31 December 2006 / 1 January 2007	41,356	10,000	590,833	(112,613)	350,623	880,199	9,457	889,656
Translation difference				18,929		18,929	1,061	19,990
Net income and expenses recognised directly in equity				18,929		18,929	1,061	19,990
Profit for the period					56,140	56,140	177	56,317
Total recognised income and expenses for the period	0	0	0	18,929	56,140	75,069	1,238	76,307
Sales of treasury shares	40		2,674			2,714		2,714
Written put options transferred as liability				(39,924)		(39,924)		(39,924)
Accrued stock option				978		978		978
Addition due to acquisition						0	9,461	9,461
Balance at 30 June 2007	41,396	10,000	593,507	(132,630)	406,763	919,036	20,156	939,192

Consolidated Interim Financial Statements of Actavis Group hf. 30 June 2007 9 *Amounts are in thousands of Euro*

1. Reporting entity

Actavis Group hf. (the Company) is a limited liability company incorporated and domiciled in Iceland. The address of the Company's registered office is Reykjavikurvegur 76 - 78, 220 Hafnarfjordur. The Condensed Consolidated Interim Financial Statements of the Company for the six-month period ended 30 June 2007 comprise the Company and its subsidiaries (together referred to as the "Group").

2. Basis of preparation

Statement of compliance

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), "Interim Financial Reporting", as adopted by the European Union. They do not include all of the information required for full annual Financial Statements, and should be read in conjunction with the Consolidated Financial Statements for the year ended 31 December 2006, as they provide an update of previously reported information.

The Consolidated Financial Statements of Actavis Group hf. for the year ended 31 December 2006 are available at www.actavis.com or www.omxgroup.com.

Basis of measurement

The Condensed Consolidated Interim Financial Statements are prepared on a historical cost basis.

Functional and presentation currency

These Condensed Consolidated Interim Financial Statements are presented in Euro, which is the Company's functional currency. All financial information presented in Euro has been rounded to the nearest thousand.

Use of estimates and judgements

The preparation of the Condensed Consolidated Interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities at the date of the Interim Financial Statements. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the Interim Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

Seasonality

The Group operates in an industry where significant seasonal or cyclical variations in total sales are not experienced during the financial year.

3. Significant Accounting Policies

The Condensed Consolidated Interim Financial Statements have been prepared in accordance with the accounting policies set out in the Consolidated Financial Statements for the year ended 31 December 2006, except for the adoption of new standards and interpretations, noted below.

- IFRS 7 Financial instruments, disclosure.
- IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting Hyperinflationary Economics.
- IFRIC 8 Scope of IFRS 2 Share-based payments.
- IFRIC 9 Reassessment of Embedded Derivatives.
- IFRIC 10 Interim Financial Reporting and Impairment.

These new standards and interpretations did not have any significant impact on the financial position or performance of the Group.

Consolidated Interim Financial Statements of Actavis Group hf. 30 June 2007 10 *Amounts are in thousands of Euro*

4. Exchange rates

The Group uses the average of exchange rates prevailing during the period to translate the results and cash flows of subsidiaries into Euro and period-end rates to translate their assets and liabilities. The currencies which most influence these translations, and the relevant exchange rates, were:

	1H 2007	2006
Average rates:		
GBP/EUR	1.482360	1.466706
US$/EUR	0.752332	0.795862
ISK/EUR	0.011394	0.011395
MTL/EUR	2.332090	2.332090
TRY/EUR	0.547405	0.555401
DKK/EUR	0.134212	0.134064
Period end rates:		
GBP/EUR	1.490091	1.491424
US$/EUR	0.743329	0.758668
ISK/EUR	0.011859	0.010682
MTL/EUR	2.332090	2.332090
TRY/EUR	0.567440	0.538242
DKK/EUR	0.134382	0.134133

5. Quarterly statements

	2Q 2007	1Q 2007	4Q 2006	3Q 2006	2Q 2006
Net sales	372,487	371,729	341,695	313,214	351,224
Cost of sales	(203,465)	(217,511)	(202,539)	(184,989)	(205,376)
Gross profit	169,022	154,218	139,156	128,225	145,848
Other operating income	6,363	10,965	8,488	10,592	12,830
Sales and marketing expenses	(60,859)	(55,260)	(53,990)	(46,832)	(49,454)
Research and development expenses	(22,153)	(21,369)	(16,372)	(13,011)	(20,265)
General and administration expenses	(36,181)	(35,020)	(31,700)	(32,428)	(33,544)
Profit from operations	56,192	53,534	45,581	46,545	55,416
Financial income/(expenses)	(20,204)	(18,870)	(7,461)	(38,325)	(14,509)
Profit before tax	35,988	34,664	38,121	8,220	40,908
Income tax	(6,671)	(7,664)	(5,581)	(16)	(10,821)
Profit for the period	29,317	27,000	32,540	8,203	30,087
EBITDA	84,224	79,311	69,548	65,702	79,387

Consolidated Interim Financial Statements of Actavis Group hf. 30 June 2007 11 *Amounts are in thousands of Euro*

6. Segment reporting

Geographical segments

Segment reporting for the period 1.1. - 30.6.2007

	WEMEA	CEEA	USA	Eliminations	Group
Total external revenue	242,014	303,620	198,582	0	744,216
Internal revenue	182,929	25,362	1,019	(209,309)	0
Total segment revenue	424,943	328,982	199,601	(209,309)	744,216
Segment results	29,687	45,918	49,038	(14,917)	109,726
Net financing cost					(39,074)
Income tax					(14,335)
Profit for the period					56,317

Segment reporting for the period 1.1. - 30.6.2006

	WEMEA	CEEA	USA	Eliminations	Group
Total external revenue	217,235	242,618	224,427	0	684,280
Internal revenue	114,149	13,695	0	(127,844)	0
Total segment revenue	331,384	256,313	224,427	(127,844)	684,280
Segment results	16,736	40,231	60,570	(12,080)	105,457
Net financing cost					(24,541)
Income tax					(18,971)
Profit for the period					61,946

Management segments

Segment reporting for the period 1.1. - 30.6.2007

	USA	CEEA	Third party	WEMEA	Other	Group
Revenue 2Q 2007	96,329	157,126	35,684	86,335	3,377	378,850
Revenue 1H 2007	205,206	314,272	71,566	165,477	5,024	761,544
Revenue 2Q 2006	117,423	139,924	32,996	70,270	3,441	364,054
Revenue 1H 2006	230,437	256,384	71,894	142,164	5,054	705,932

Revenue according to Management segments consist of net sales and other income as stated in the Income Statement. In the Geographical segments other income is included in the segment results and not included with external revenue.

Consolidated Interim Financial Statements of Actavis Group hf. 30 June 2007 12 *Amounts are in thousands of Euro*

7. Financial income and (expenses)

	1H 2007	1H 2006
Interest income		
Interest on bank deposits	668	1,520
Other interest income	931	463
	1,599	1,983
Interest expenses		
Interest on obligations under finance leases	(971)	(571)
Interest on loans and borrowings	(35,454)	(20,537)
Other interest expenses	(1,127)	(2,258)
	(37,552)	(23,366)
Foreign exchange rate differences (net)	(3,121)	(3,158)
Net financial income and expense	(39,074)	(24,541)

8. Income tax expense

The Group's effective tax rate decreased to 20.3% from 23.4% in the same period in the previous year. The main reason for the decrease is explained by different geographical build up of profit before taxes between the periods.

9. Earnings per share

The calculation of earnings per common share is based on the following data:

	1H 2007	1H 2006
Net profit attributable to equity holders	56,140	61,283
Effect of accumulated premium on preferred shares	(24,318)	(21,806)
Net profit attributable to equity holders of common shares	31,822	39,477
Basic earnings per common share:		
Outstanding common shares at the beginning of year	3,200	3,329
Effect of treasury shares	2	(20)
Total average number of common shares outstanding during the period (in million)	3,202	3,309
Basic earnings per common share (EUR)	0.00994	0.01193
Diluted earnings per common share:		
Outstanding common shares at the beginning of year	3,200	3,329
Effect of treasury shares	2	(20)
Effect of stock options	12	13
Total average number of common shares outstanding during the period (in millions)	3,214	3,322
Diluted earnings per common share (EUR)	0.00990	0.01188

10. Goodwill, other intangible and tangible assets

	Goodwill	Other intangible assets	Tangible assets	Total
The year 2006				
Opening net book amount 1 January 2006	876,571	467,577	362,254	1,706,402
Currency adjustments	(33,019)	(28,034)	(32,476)	(93,529)
Additions	0	59,355	120,010	179,365
Additions due to acquistions	92,500	52,326	7,790	152,616
Sales and disposals	0	(714)	(16,048)	(16,762)
Depreciation, amortisation and impairment	0	(46,353)	(43,197)	(89,550)
Closing net book amount 31 December 2006	936,052	504,157	398,333	1,838,542
Six months ended 30 June 2007				
Opening net book amount 1 January 2007	936,052	504,157	398,333	1,838,542
Currency adjustments	9,719	586	3,389	13,694
Additions	9,254	62,114	59,702	131,070
Additions due to acquistions	73,427	53,372	22,244	149,043
Sales and disposals	0	(14)	(6,337)	(6,351)
Depreciation, amortisation and impairment	0	(28,333)	(25,476)	(53,809)
Closing net book amount 30 June 2007	1,028,452	591,882	451,855	2,072,189

Additions in goodwill amounting to 9.3 million EUR are mainly due to earn-out payments relating to Amide (Actavis Totowa LLC) and Keri Pharma.

Depreciation, amortisation and impairment losses

The depreciation, amortisation and impairment losses of other intangibles, tangible assets and goodwill, classified by operational category, are specified as follows:

	1H 2007	1H 2006
Cost of sales	16,221	17,028
Sales and marketing expenses	8,408	5,166
General and administrative expenses	11,277	10,156
Research and development expenses	17,903	14,076
	53,809	46,427

11. Trade and other receivables

	30.6.2007	31.12.2006
Trade receivables	345,139	232,150
Other receivables	90,843	89,901
Allowances for doubtful accounts	(8,337)	(8,540)
	427,645	313,511

A loan to the CEO amounting to EUR 2.6 million (31 December 2006: 2.3 million) is included in other receivables.

Consolidated Interim Financial Statements of Actavis Group hf. 30 June 2007 14 *Amounts are in thousands of Euro*

12. Share capital

Class A shares

The total number of class A common shares were 3,369,435,093 at the end of the period.

	Number of shares in thousands	EUR
Outstanding common shares at 1 January 2006	3,329,101	42,961
New shares issued	14,764	166
Purchase of treasury shares	(170,000)	(2,052)
Sale of treasury shares	25,760	281
Outstanding common shares at 1 January 2007	3,199,625	41,356
Sale of treasury shares	3,527	40
Outstanding common shares at 30 June 2007	3,203,152	41,396

Common shares are as follows, and the nominal value of each share is one Icelandic krona.

	Number of shares in thousands	Ratio	EUR
Outstanding common shares at the end of the period	3,203,152	95.1%	41,396
Treasury shares at the end of the period	166,283	4.9%	1,847
Total common stock issued	3,369,435	100.0%	43,243

Class B shares

The Company has outstanding 100 class B preference shares each with a nominal value of EUR 100,000 (total EUR 10,000 thousand).

13. Reserves

Included in reserves are the translation reserve, stock option reserve and statutory reserve.

	Translation reserve	Stock option reserve	Statutory reserve	Total
Balance at 1 January 2006	7,245	1,817	950	10,012
Translation difference	(87,865)	0	0	(87,865)
Accrued stock options	0	2,246	0	2,246
Written put options transferred as liability	0	(37,005)	0	(37,005)
Balance at 31 December 2006	(80,620)	(32,942)	950	(112,613)
Translation difference	18,929	0	0	18,929
Accrued stock options	0	978	0	978
Written put options transferred as liability	0	(39,924)	0	(39,924)
Balance at 30 June 2007	(61,691)	(71,888)	950	(132,630)

14. Loans and borrowings

	Total
The year 2006	
Opening amounts at 1 January 2006	888,433
Additions due to acquisition	103
New loans during the year	239,185
Payments during the year	(113,981)
Currency fluctuation and indexation	(16,027)
Closing amount at 31 December 2006	997,713
Current maturities, included in loans and borrowings (see below)	(7,984)
Non-current loans and borrowing	989,728
Six months ended 30 June 2007	
Opening amounts at 1 January 2007	997,713
Additions due to acquisition	9,126
New loans during the period	11,416
Payments during the period	(13,718)
Currency fluctuation and indexation	(2,493)
Closing amount at 30 June 2007	1,002,044
Current maturities, included in loans and borrowings (see below)	(12,236)
Non-current loans and borrowing	989,808

Current part of loans and borrowings is specified as follows:

	30.06.2007	31.12.2006
Current maturities of secured bank loans and borrowings	12,236	7,984
Short term borrowings from credit institutions	397,301	185,857
	409,537	193,841

15. Accounts payable and other liabilities

	30.6.2007	31.12.2006
Accounts payable	157,918	132,959
Other liabilities	165,704	165,229
Current maturities of other long term liabilites	3,996	5,605
	327,617	303,793

Presentation of certain other liabilities have been changed from prior year. Other liabilities payable in 2008-2011 have been reclassified from current liabilities to non-current liabilities. The comparative amounts have been changed accordingly.

16. Provisions

	Restructuring	Other	Total
At 1 January 2007	1,548	2,970	4,518
Reclassified	7,956	0	7,956
Additional provision during the period	168	1,468	1,636
Utilisation of provision	(1,484)	(2,890)	(4,374)
Currency adjustments	0	40	40
At 30 June 2007	8,187	1,587	9,774

Consolidated Interim Financial Statements of Actavis Group hf. 30 June 2007 16 *Amounts are in thousands of Euro*

17. Acquisitions

During the period the Company completed the following subsidiary and asset acquisitions:

- Lyfjathroun hf., an Icelandic research and development company. Controlling interest 100%.
- Abrika Pharmaceuticals Inc., an US reasearch and development company. Controlling interest 100%.
- Zio Zdorovje, a Russian pharmaceutical manufacturer. Controlling interest 51%.
- The API (Active Pharmaceutical Ingredient) division of the Indian pharmaceutical company Sanmar Specialty Chemicals Ltd.
- A manufacturing plant from the Indian pharmaceutical company Grandix Pharmaceuticals.

The initial accounting for the acquisitions have only been provisionally determined at the balance sheet date. The allocation will be completed prior to year end 2007.

The acquisitions are accounted for by applying the purchase method. The acquisitions had the following effect on the Group's assets and liabilities.

	Acquiree's carrying amount	Fair value adjustments	Preliminary fair value
Property, plant and equipment	21,310	934	22,244
Intangible assets	103	53,268	53,372
Inventories	2,925	0	2,925
Trade and other receivables	25,984	0	25,984
Cash and cash equivalents	1,778	0	1,778
Loans and borrowings	(9,126)	0	(9,126)
Financial leases	(4,958)		(4,958)
Deferred tax liabilitites	(23)	(21,344)	(21,367)
Account and other payables	(6,460)	0	(6,460)
Net identifiable assets and liabilities	31,532	32,858	64,391
Minority Interest			(9,461)
Goodwill on acquisition			73,427
Total consideration			128,356
Cash acquired			(1,778)
Net cash outflow			126,578

18. Related parties

Transactions and balances with the Company's principal shareholders

Some of the principal shareholders are major stakeholders in Landsbanki Islands hf., Sjova hf. and Straumur - Burdaras Investment bank hf. All transactions during the period with these companies were made on an arm's-length basis.

Transactions and balances with the company's Executive Management Board

There is a loan to the CEO relating to the acquisition of shares in the Company as is explained in the note on Trade and other receivables. The loan bears interest at market rates.

Transactions and balances with other related parties

There have been no transactions and balances with other related parties .

Consolidated Interim Financial Statements of Actavis Group hf. 30 June 2007 17 *Amounts are in thousands of Euro*

19. Group entities

At the end of the period the Company owned three subsidiaries that are all included in the consolidation. The subsidiaries owned ninety subsidiaries at the end of the period. The companies are as follows:

Name of subsidiary	Location	Ownership	Principal activity
Actavis Equity ehf.	Iceland	100%	Holding company
Actavis HY ehf.	Iceland	100%	Holding company
Actavis SD ehf.	Iceland	100%	Holding company
Actavis Group PTC ehf.	Iceland	100%	Sales and Marketing
Actavis hf. (Delta hf.)	Iceland	100%	Production, Sales and Marketing
Actavis Inc.	USA	100%	Business Development
Actavis South Atlantic LLC	USA	100%	Sales and Marketing and R&D
Actavis Elizabeth LLC	USA	100%	Production, S&M and R&D
Actavis Mid-Atlantic LLC	USA	100%	Production, S&M and R&D
Actavis Norway A/S	Norway	100%	Production
Actavis Totowa LLC	USA	100%	Production, S&M and R&D
Point Holdings Inc.	USA	100%	Holding company
Medis ehf.	Iceland	100%	Third party sales
Medis Danmark AS	Denmark	100%	Third party sales
Lyfjathroun hf.	Iceland	100%	Research and Development
Actavis Dutch Holding BV	Netherlands	100%	Holding company
Actavis Holding Asia BV	Netherlands	100%	Holding company
Actavis (China) Holding Ltd.	Hong Kong	100%	Holding company
Actavis (Foshan) Pharmac. Co. Ltd.	China	90%	Sales and Marketing
Actavis Australia Pty. Ltd	Australia	100%	Sales and Marketing
Actavis Pharma Dev. Centra Private	India	100%	Research and Development
Actavis Pharma Manufact. Pvt. Ltd.	India	100%	Production, S&M and R&D
Actavis Pharma Ltd.	India	100%	Research and Development
Alpharma (Singapore) Pte. Ltd.	Singapore	100%	Sales and Marketing
Lotus Laboratories Ltd	India	100%	Clinical Research Organisation
PT Actavis	Indonesia	100%	Production
Actavis Holding CEE	Netherlands	100%	Holding company
Actavis Holding BV	Netherlands	100%	Holding company
Actavis BV	Netherlands	100%	Sales and Marketing
Actavis GmbH	Austria	100%	Sales and Marketing
Actavis Ltd.	Malta	100%	Production, S&M and R&D
Actavis International Ltd	Malta	100%	Trading
Actavis Exp International Ltd	Malta	100%	Trading
Actavis Malta Ltd.	Malta	100%	Trading
Actavis Polska Sp.zoo	Poland	100%	Trading
Actavis Switzerland AG	Switzerland	100%	Sales and Marketing
Higia EAD	Bulgaria	100%	Distribution
Higia Trans EAD	Bulgaria	100%	Distribution
Actavis Ltd.	Cyprus	100%	Holding company
Actavis EAD	Bulgaria	100%	Holding company and S&M
Balkanpharma OOO	Russia	100%	Sales and Marketing
Actavis OOO	Russia	90%	Sales and Marketing
Actavis Operations EOO	Bulgaria	100%	Holding company
Balkanpharma Razgrad AD	Bulgaria	98%	Production
Balkanpharma Troyan AD	Bulgaria	98%	Production
Balkanpharma Security AD	Bulgaria	100%	Security services
Balkanpharma Dubnitza AD	Bulgaria	98%	Production

Consolidated Interim Financial Statements of Actavis Group hf. 30 June 2007 18 *Amounts are in thousands of Euro*

Consolidation, continued:

Balkanpharma Healthcare Int.	Cyprus	100%	Sales and Marketing
MM Pharma LLC	USA	100%	Sales and Marketing
Biovena Pharma Sp.	Poland	100%	Sales and Marketing
Oncopharma AG	Switzerland	100%	Distribution
Sindan Polska SA	Poland	100%	Sales and Marketing
Pharma AVALANCHEe s.r.o.	Czech Rep.	100%	Sales and Marketing
Actavis s.r.o.	Slovakia	100%	Sales and Marketing
Sindan AG	Switzerland	100%	Holding company
Actavis Pharma SRL	Romania	100%	Production
Actavis SRL	Romania	100%	Distribution
Zdravlje AD	Serbia	73%	Production, S&M and R&D
Zdravlje Trade Ltd.	Serbia	100%	Sales and Marketing
Zio-Zdorovje	Russia	51%	Production, S&M and R&D
Actavis Holding NWE BV	Netherlands	100%	Holding company
Actavis Holdings UK Ltd.	UK	100%	Administration
Sindan Ltd.	UK	100%	Sales and Marketing
Actavis Ireland	Ireland	100%	Sales and Marketing
Actavis Nordic A/S	Denmark	100%	Business Support
Actavis Holding A/B	Sweden	100%	Sales and Marketing
Actavis AB	Sweden	100%	Sales and Marketing
Actavis A/S	Denmark	100%	Sales and Marketing
Actavis A/S	Norway	100%	Sales and Marketing
Actavis OY	Finland	100%	Sales and Marketing
Alpharma Germany GmbH	Germany	100%	Holding company
Alpharma Management GmbH	Germany	100%	Administration
Actavis Deutschl. GmbH & Co. ...	Germany	100%	Sales and Marketing
Alpharma International GmbH	Germany	100%	No activity
GM Invest BV	Netherlands	100%	Holding company
Kéri Pharma Generics Kft	Hungary	100%	Sales and Marketing
Nordisk Ibu-Pharma ApS	Denmark	100%	Sales and Marketing
Orbita ApS	Denmark	100%	Holding company
Ophtha A/S	Denmark	100%	Sales and Marketing
UAB Actavis Baltic	Lithuania	100%	Sales and Marketing
Alpharma Holdings Ltd.	UK	100%	Holding company
Alpharma (U.K) Ltd.	UK	100%	No activity
Cox Investments Ltd.	UK	100%	No activity
Actavis UK Ltd.	UK	100%	Production, S&M and R&D
Arthur H. Cox & Co. Ltd.	UK	100%	No activity
Alpharma Laboratories Ltd.	UK	100%	No activity
Colotech AS	Denmark	86%	Research and Development
Medis Pharma GmbH	Germany	60%	Sales and Marketing
Medis Ltd.	Isle of Man	100%	Sales and Marketing
Actavis Italy S.p.A.	Italy	100%	Sales and Marketing
Actavis Spain S.A.	Spain	100%	Sales and Marketing
Fako İlaçlari AŞ	Turkey	100%	Production, S&M and R&D
Actavis Istanbul Ilac Sanayive Ticaret Ltd.	Turkey	100%	Sales and Marketing
Henota a.s.	Czech Rep.	100%	Holding company

The acquisition of a controlling interest in Zio Zdorovje, a leading Russian pharmaceutical manufacturer, was completed in the end of January 2007. During February the Company finalized the acquisitions of a manufacturing plant from Grandix Pharmaceuticals and an API division from Sanmar Specialty Chemicals Ltd. in India.

Consolidated Interim Financial Statements of Actavis Group hf. 30 June 2007 19 *Amounts are in thousands of Euro*

The acquisition of Abrika Pharmaceuticals Inc., a US based specialty generic pharmaceuticals company engaged in the formulation and commercialization of both controlled release and other technically difficult pharmaceutical products, was completed in the middle of April 2007. The name of the company was then changed to Actavis South Atlantic LLC.

During April the Company also acquired Lyfjathroun hf., an Icelandic biopharmaceutical company focusing on the development of nasal drug products.

A new sales and marketing company, Actavis Spain S.A, was founded during the period.

At the start of the year NM Pharma ehf. and Actavis PTC ehf. merged and were renamed Actavis Group PTC ehf.

20. Subsequent events

In June 2007 Novator eignarhaldsfelag ehf. submitted a takeover offer to all shareholders of Actavis Group hf. The offer expired on 18 July 2007 and at that time Novator had secured promises for share capital corresponding to 99.66% of the total share capital in Actavis Group hf., inclusive of shares owned by the offeror and its affiliated companies as well as shares held in treasury by Actavis Group hf. Shareholders which accepted the takeover offer received payment in cash EUR 1.075 pr. share which was settled on 25 July 2007. Subsequent to the takover settlement all options and other share-based payments to employees were settled at the same price per share.

According to to the above Actavis Group hf. no longer fulfills the condition on ownership distribution of share capital stipulated by the rules on issuers of securities issued by the OMX Nordic Exchange Iceland hf. Therefore the Board of Directors of Actavis Group hf. has sent the board of the OMX Nordic Exchange a request that the Class A shares in Actavis Group hf. be removed from the OMX Nordic Exchange as soon as possible.

21. Approval of the Condensed Consolidated Interim Financial Statements

The Condensed Consolidated Interim Financial Statements were approved by the Board of Directors and authorised for issue on 9 August 2007.

Consolidated Interim Financial Statements of Actavis Group hf. 30 June 2007 20 *Amounts are in thousands of Euro*

actavis

creating value in pharmaceuticals

Actavis reports profits of EUR29 million in 2Q

- Strong performance in Eastern and Western Europe -

Reykjavik, Iceland 9 August 2007 - Actavis Group, the international generic pharmaceuticals company, announces its results for the second quarter ended 30 June 2007.

Highlights

Reported revenue in the second quarter increased 4.1% to EUR378.9 million (2Q 2006: EUR364.1 million) and by 7.9% to EUR761.5 million (1H 2006 EUR705.9 million) in the first half, reflecting a strong performance in Eastern and Western Europe. Underlying revenue[1] for the quarter increased by 4.8% (2Q 2006 pro forma: EUR361.6 million) and by 7.1% for the first half (1H 2006 pro forma EUR711.1m).

- Sales in Central & Eastern Europe and Asia increased to EUR157.1 million (2Q 2006 pro forma: EUR144.8 million). Underlying growth was 8.5% in 2Q and 12.6% for 1H.
- Sales in Western Europe, Middle East and Africa grew 23.0% on a pro forma basis to EUR86.3 million (2Q 2006 pro forma EUR70.2 million). 1H underlying growth is 16.3%
- Sales in North America were EUR96.3 million (EUR2Q 2006 pro forma 111.4 million), which was in line with management expectations. This represented an underlying decrease of 13.5%, following strong performance in the second quarter of 2006. For the first half, the underlying decline in sales is 4.6%.
- Third Party sales grew by 6.7 % to EUR35.7 million (2Q 2006 pro forma EUR33.4 million) in the quarter. For the first half, sales are at last year's levels.

- Strong EBITDA margin of 22.2% in the quarter and 21.5% in the first half.
- Net profit was EUR29.3 million, down 2.6% in the quarter, EUR56.3 million in the first half.
- Underlying earnings per share (fully diluted) were EUR0.00680 (2Q 2006 EUR0.00787).
- 145 product and market launches (84 molecules) in the quarter, supporting further growth.
- Novator secures 99.66% of Actavis A class shares in July and Actavis Board has requested to be removed from the OMX stock exchange in Iceland.

	Three months ended 30 June			Six months ended 30 June		
Thousands of Euro	**2Q 2007**	**2Q 2006**	**% Change**	**1H 2007**	**1H 2006**	**% Change**
Total Revenues..................................	378,850	364,054	4.1%	761,544	705,932	7.9%
Total expense....................................	-322,658	-308,638	4.5%	-651,818	-600,475	8.6%
EBITDA...	84,224	79,387	6.1%	163,535	151,884	7.7%
EBITDA %..	22.2%	21.8%	1.9%	21.5%	21.5%	-0.2%
Profit before tax................................	35,988	40,908	-12.0%	70,652	80,916	-12.7%
Underlying net profit..........................	35,138	36,173	-2.9%	67,563	72,352	-6.6%
Net profit...	29,317	30,088	-2.6%	56,317	61,946	-9.1%
Underlying diluted earnings per share.......	0.00680	0.00787	-13.6%	0.01340	0.01502	-10.8%
Diluted earnings per share....................	0.00499	0.00601	-17.0%	0.00990	0.01188	-16.7%

**Calculation of diluted EPS is in euros and takes full account of preferred shares and their dividend payments.*

Actavis President & CEO, Robert Wessman, commented:

"This has been another strong quarter for Actavis, with a particularly good performance in our European business. In the US, we expect to launch a number of new products in the second half and we now have a record number of pending ANDAs, supporting our growth in the market as we move into next year. Our core markets continue to perform well and we are on track to achieve our financial goals for the year.

"The senior management team at Actavis looks forward, as a private company, to continue the Company's strong track record of growth. With one of the strongest product pipelines in the industry and diverse geographic reach, we are confident that Actavis is well placed to continue to grow its share in the key European and US markets."

---

[1] *Footnote: Pro forma underlying growth, includes underlying growth of businesses acquired in 2006 and reflects underlying growth of the Group as it is today at constant exchange rates*

Revenue

Reported revenue grew by 4.1 % to EUR378.9 million in the second quarter (2Q 2006: EUR364.1 million) and by 7.9% to EUR761.5 million in the first six months (1H 2006: EUR705.9 million). There was an underlying revenue growth in the second quarter (based on pro forma numbers from 2006) of 4.8% at constant exchange rates and 7.1% for the first six months.

- **Sales in Central & Eastern Europe and Asia** were EUR157.1 million in the quarter (2Q 2006 pro forma: EUR144.8 million) and EUR314.3 million for the first half (1H 2006 pro forma: EUR279.2 million). This represented 8.5% underlying growth in the quarter and 12.6% in the first six months.
- **Sales in Western Europe, Middle East and Africa** division were EUR86.3 million in the quarter (2Q 2006 pro forma: EUR70.2 million), a 23.0% increase from the previous year. In the first half sales were EUR165.5 million (1H 2006 pro forma EUR142.3 million) reflecting a 16.3% improvement.
- **Sales in North America** were EUR96.3 million, which was in line with management expectations. Compared to the strong second quarter in 2006 (2Q 2006 pro forma: EUR111.4 million), this reflects an underlying fall of 13.5% in the period. In the first six months sales were EUR205.2 million (1H 2006 pro forma: EUR215.1 million), reflecting a decline of 4.6%. A total of 71 pending ANDAs are now with the FDA and 14 ANDA filings have been made during the first half of the year, supporting growth in 2008.
- **Third-party sales** were EUR35.7 million, 6.7% ahead of last year (2Q 2006 pro forma: EUR33.4 million). For the first half sales were EUR71.6 million in line with the previous year (1H pro forma EUR71.4 million).

Operating expenses

Operating expenses in the second quarter were EUR322.7 million (2Q 2006: EUR308.6 million) and EUR651.8 million for the first six months (1H 2006: EUR600.5 million).

- **Cost of sales** as a percentage of total revenue was 53.7% (2Q 2006: 56.4%). In the first six months, the cost ratio was 55.3%. Lower cost of sales ratio in the quarter comes as a result of the sales mix, with a higher proportion of sales in CEEA markets, progress in delivering plant efficiencies and purchasing savings.
- **Sales and marketing expenses** as a percentage of total revenue were 16.1% of total revenue (2Q 2006: 13.6%). In the first six months the ratio was 15.2%. (1H 2006: 13.7%) Increased sales and marketing expenses in the quarter are mainly due to an increase in marketing and advertising activity in Eastern European markets.
- **General and administrative expenses** were 9.6% of total revenue (2Q 2006: 9.2%). In the first six months general and administrative expenses were EUR71.2 million (1H 2006: EUR65.9 million).
- **R&D expenses** charged to the P&L were EUR22.2 million in the quarter, 5.8% of total revenues (2Q 2006: EUR20.3 million, 5.6% of total revenue). In the first six months R&D expenses were EUR43.5 million, 5.7% of total revenue (1H 2006: EUR37.4 million, 5.3% of total revenue).

	Three months ended 30 June		
Thousands of Euro	**2Q 2007**	**2Q 2006**	**% Change**
Total Revenues	378,850	364,054	4.1%
Cost of sales	203,465	205,376	-0.9%
Sales and Marketing Expenses	60,859	49,454	23.1%
Research and Development Expenses	22,153	20,265	9.3%
General and Administrative Expenses	36,181	33,544	7.9%
Total Operating Expenses	**322,658**	**308,638**	**4.5%**

EBITDA & EBIT

Earnings before interest, tax, exceptional items, depreciation and goodwill amortisation ("EBITDA") increased by 6.1% to EUR84.2 million for the quarter (2Q 2006: EUR79.4 million). For the first six months of the year, EBITDA increased by 7.7% to EUR163.5 million (1H 2006: EUR151.9 million). The EBITDA margin was 22.2% in the quarter and 21.5% for the first six months. EBIT was 14.8% of revenues and increased to EUR56.2 million for the quarter. Excluding the amortisation of purchased intangibles, EBIT was 17.1% of revenues in the quarter and 16.6% for the first half.

Net interest and other financial results

Financial expenses totalled EUR20.2 million in the quarter (2Q 2006: EUR14.5 million) and EUR39.1 million in the first six months (1H 2006: EUR24.5 million). The main item in financial expenses is the interest expense on the Group's net debt.

Profits and return on equity

Net profit was EUR29.3 million in the quarter (2Q 2006: EUR30.1m) and EUR56.3 million in the first six months (1H 2006: EUR61.9million). Underlying net profit, excluding the amortisation of purchased intangibles, amounted to EUR35.1 million in the quarter (2Q 2006: EUR36.2 million) and was EUR67.6 million in the first six months (1H 2006: EUR72.4 million). Diluted earnings per share ("EPS") were EUR0.00499 in the quarter, and EUR0.00990 for the first six months. Underlying diluted earnings per share were EUR0.00680 in the quarter (2Q 2006: EUR0.00787) and EUR0.01340 for the first half (1H 2006: EUR0.01502). Lower profit in the quarter can mainly be explained by higher depreciations and increased interest expenses from recent investments. The calculation of diluted earnings per share takes full account of the preferred shares (issued in December 2005) and their dividend entitlements.

Reported return on equity in the quarter was 12.8% (2Q 2006: 12.0%) and 12.3% in the first half (1H 2006: 12.3%).

Tax

The Group's tax charge was EUR6.7 million in the quarter, with an effective tax rate of 18.5%. For the first half, the tax charge was EUR14.3 million, 20.3% effective tax rate.

Working capital

Working capital provided by operating activities was EUR39.1 million in the quarter (2Q 2006: EUR39.9 million). For the first half, the working capital was EUR75.2 million (1H 2006: EUR92.1 million). Operating assets/liabilities increased by a net EUR10.6 million in the quarter (2Q 2006: EUR5.7 million). In the first half, the net increase amounted to EUR40.3 million (1H 2006: EUR62.5 million).

Capital expenditures

Capital expenditure in the quarter (including R&D and intangibles) totalled EUR67.1million (2Q 2006: EUR32.8million). For the first half, the expenditures were EUR112.5 million (1H 2006: EUR65.5 million).

Cash flow

Investment activities during the first six months included acquisition related outflows of EUR153.7 million. Acquisition related outflows in the quarter were EUR113.4 million. Net cash inflows from financing activities were EUR188.0 million in the half and EUR100.4 million in the quarter. The Group's closing cash balance at the end of the quarter was EUR48.3 million (2Q 2006: EUR76.5 million). The Group had a net free cash outflow of EUR28.8 million in the quarter (2Q 2006: inflow of EUR2.4 million).

2Q and recent developments

New managing director in Germany to lead expansion

Actavis announced the appointment of Thomas Heinemann to the position of Managing director of Actavis in Germany in July. Heinemann joins Actavis from CT Arzneimittel in Berlin where he served as Managing director of Sales and marketing. He will play a key role in driving Actavis' expansion in the German market, where Actavis aims to achieve strong growth in coming years.

Finasteride launched in the US and 14 European countries

Actavis launched Finasteride tablets, a product used for benign prostate enlargement in 14 European countries and in the US during the second quarter. Finasteride was launched as the patent protection expired in the UK, the Netherlands, Germany and Denmark. Actavis currently sells the product under its own label in 12 countries, both in Europe and in the US. Actavis' Third Party division sells the product to a number of its customers in eight countries.

New product launches in the US
Actavis launched Nifedipine extended-release tablets (cardiovascular) in the second quarter the first product launch from Actavis south Atlantic LLC (formerly Abrika Pharmaceuticals). Recent product launches in the US also include Zolpidem Tartrate tablets (central nervous system); Ondansetron tablets (oncology); and Terbinafine tablets (anti-fungal).

Actavis receives IR Nordic award
Actavis was awarded in June for having the best investor relations practice for an Icelandic large cap company by IR Magazine at the Nordic Awards ceremony held in Oslo, Norway. Actavis also won this same award in 2004. The awards are based on a survey conducted among 200 investors, analysts and other professionals throughout the Nordic region.

Takeover offer made to Actavis shareholders and recommended by the Board
Actavis' Board of Directors received a voluntary offer from Novator, an investment firm led by Thor Bjorgolfsson, Chairman of Actavis, in May. Under the terms of the offer that was formally published on 1 June, A class shareholders would receive EUR0.98 per share. On 26 June, Actavis' Board of Directors recommended the raised offer from Novator of EUR1.075 per share. In July, Novator announced that it had successfully reached 99.66% of total A class shares.

Sales and marketing report

The sales and marketing function is split into four divisions: Own-label sales are divided geographically between Central & Eastern Europe and Asia (CEEA); Western Europe, the Middle East and Africa (WEMEA); and North America. The Group's Third-party Global sales division forms the fourth business stream. Total revenues for finished products amounted to EUR658.0 million, revenue from distribution businesses in Bulgaria, Romania and Serbia were EUR84.0 million.

The Group's largest markets during the first half of the year (based on total sales of finished products) are North America (31%), Turkey (9%), the United Kingdom (8%) and Germany (10%). The revenue distribution shows that the Group has significant diversity and is not dependent on any one single market.

Actavis key markets covering both own label and Third-party sales, excluding distribution include:

At constant exchange rates	1H 2007	1H 2006	
	EUR millions		
North America	205.2	213.2	(3.8%)
Germany	65.8	54.3	21.1%
Turkey	62.4	62.7	(0.5%)
United Kingdom	55.8	44.0	26.9%
Scandinavia	53.7	52.9	1.6%
Russia, Ukraine & CIS	51.6	37.8	36.5%
Central Europe	29.3	23.9	23.0%
Bulgaria	24.9	22.5	10.6%
Romania	20.9	19.8	5.4%
Netherlands	16.1	18.5	(12.7%)
Other	72.2	61.0	18.2%
Total	658.0	610.6	7.8%

During the quarter, the Group had 145 product and market launches (84 molecules), eight of which were first to market. Significant product launches during the second quarter included Finasteride, used to treat benign prostate enlargement, in the US and 14 European countries; Mirtazapine, an antidepressant, in 14 European markets and the first product from Actavis South Atlantic LLC (formerly Abrika Pharmaceuticals), Nifedipine extended-release tablets, used to treat cardiovascular disease.

Central & Eastern Europe and Asia (CEEA), 41% of 1H total revenue, 43% in 2Q

The CEEA division performed strongly in the quarter with a pro forma sales increase of 9% compared to 2Q 2006, at constant exchange rates. to EUR157.1 million (2Q 2006 pro forma: EUR144.8 million). In the first half. sales amounted to EUR314.3 million (1H 2006 pro forma: EUR279.2 million), representing a growth of 12.6%. The performance is supported by a sales increase of existing products, a good performance of newly launched products and increased marketing efforts and sales force activities.

Turkey, the division's largest market, performed slightly under management expectations, but Romania, Russia, Ukraine & the CIS, Bulgaria and markets in Central Europe showed strong performance.

The division had 75 product and market launches (46 molecules) in 2Q 2007 and a total of 104 launches in the first half of the year.

Western Europe, Middle East and Asia (WEMEA), 22% of 1H total revenue, 24% in 2Q

Sales in the second quarter grew by 23.0% to EUR86.3 million compared to the same quarter last year (2Q 2006 at constant exchange rates: EUR70.2 million). In the first half, sales amounted to EUR165.5 million (1H 2006 pro forma: EUR142.3 million), representing a growth of 16.3%. This was in line with management expectations and above the general market growth rates for the region. The growth was achieved through strong performance in Germany and the UK, supported by a number of new product and market launches, giving rise to market shares in several markets. The division's largest markets were the UK and Germany, both of which performed well. The UK produced an underlying 27.2% increase in revenue and Germany a 72.3% increase. Sales in other market remained relatively flat.

In the quarter the division had 46 product and market launches (21 molecules) and a total of 81 launches in the first half of the year.

North America, 27% of 1H total revenue, 27% in 2Q

Sales during the quarter were in line with expectations with revenues of EUR96.3 million (2Q 2006 pro forma: EUR111.4 million). In the first half, sales amounted to EUR205.2 million (1H 2006 pro forma: EUR215.1 million), representing a fall of 4.6%. Performance was primarily driven by Ranitidine (used to treat and prevent stomach ulcers), Gabapentin (CNS), Oxycodone (analgesic) and Glyburide/Metformin (diabetes). Ranitidine was to the best performing product during the six month market exclusivity that it had from the market launch in March.

Actavis launched four new products into the US market in the quarter and eight in the first half. Actavis US has 71 pending ANDAs with the FDA as of 30 June and has filed 14 ANDAs during the first six months, as well.

Third-party sales 9% of 1H total revenue,10% in 2Q

The division's sales during the quarter were in line with management expectations and reached EUR35.7 million, (2Q 2006 pro forma EUR33.4 million), representing a 6.7% growth in the quarter. In the first half, sales amounted to EUR71.6 million (1H 2006 pro forma: EUR71.4 million), representing a growth of 0.3%. Key markets include Germany, France, the Netherlands, UK, Austria, and Switzerland.

The division launched one new product during the quarter, Clarithromycin (antibiotic) in Ireland, and also launched Finasteride, a product used for benign prostate enlargement, upon patent expiry in Germany, UK, Netherlands and six other countries. The division had 20 product and market launches (13 molecules) in the quarter and a total of 32 launches in the first half of the year.

Management guidance

In the year 2007, management expects revenue to total EUR1.6 billion, representing an underlying growth of 13% over 2006, with an average EBITDA margin for the year of 21-22%. Sales in Central and Eastern Europe and Asia (CEEA), Third Party sales and sales in West Europe, Middle East and Africa, are all expected to register double-digit underlying growth, while the sales in North America will grow at low single-digit rates.

Auditing

The accounts have been reviewed by the Group's auditors, KPMG.

Method of consolidation

The consolidated financial statements comprise the financial statements of Actavis Group and its subsidiaries. The Group's financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS). Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Group companies are those companies in which the parent company has a controlling financial interest through direct and indirect ownership of a majority voting interest or effective managerial and contractual control. The subsidiaries held or acquired exclusively with a view to subsequent resale are excluded from consolidation and are included as available-for-sale investments and measured at fair value where this can be reliably measured or at cost less impairment losses where fair value cannot be reliably measured. All material intra-group balances, transactions and any unrealised gains from intra-group transactions have been eliminated in consolidation. The equity and net income attributable to minority interests are shown as separate items in the consolidated financial statements.

Presentation of financial results

The press release and financial statements will be available on Actavis' website, www.actavis.com.

Enquires

Halldor Kristmannsson, VP of Corporate Communications & IR

Tel: (+354) 535 2300 / (354) 840 3425

E-mail: hkristmannsson@actavis.com

Consolidated Statements of Income for the second quarter and the first six months ended 30 June 2007

Financial statements are in accordance with IFRS and have been reviewed by the Group's auditors

Income statement	2Q 2007		2Q 2006		YTD 2007		YTD 2006	
Net sales	372,487	100.0%	351,224	100.0%	744,216	100.0%	684,280	100.0%
Cost of goods sold	(203,465)	-54.6%	(205,376)	-58.5%	(420,976)	-56.6%	(400,738)	-58.6%
Gross profit	**169,022**	**45.4%**	**145,847**	**41.5%**	**323,240**	**43.4%**	**283,542**	**41.4%**
Other income	6,363	1.7%	12,830	3.7%	17,328	2.3%	21,652	3.2%
Sales and marketing expenses	(60,859)	-16.3%	(49,454)	-14.1%	(116,119)	-15.6%	(96,449)	-14.1%
Research and development expenses	(22,153)	-5.9%	(20,265)	-5.8%	(43,522)	-5.8%	(37,380)	-5.5%
General and administrative expenses	(36,181)	-9.7%	(33,544)	-9.6%	(71,201)	-9.6%	(65,909)	-9.6%
	(112,830)	-30.3%	(90,431)	-25.7%	(213,514)	-28.7%	(178,085)	-26.0%
Profit from operations (EBIT)	**56,192**	**15.1%**	**55,416**	**15.8%**	**109,726**	**14.7%**	**105,457**	**15.4%**
Financial income/(expenses)	(20,204)	-5.4%	(14,509)	-4.1%	(39,074)	-5.3%	(24,541)	-3.6%
Profit before tax	**35,988**	**9.7%**	**40,908**	**11.6%**	**70,652**	**9.5%**	**80,916**	**11.8%**
Income tax	(6,671)	-1.8%	(10,821)	-3.1%	(14,335)	-1.9%	(18,971)	-2.8%
Net profit	**29,317**	**7.9%**	**30,088**	**8.6%**	**56,317**	**7.6%**	**61,946**	**9.1%**
Attributable to:								
Equity holders of the Company	29,208	7.8%	29,963	8.5%	56,140	7.5%	61,283	9.0%
Minority interest	109	0.0%	124	0.0%	177	0.0%	662	0.1%
Profit for the period	**29,317**	**7.9%**	**30,088**	**8.6%**	**56,317**	**7.6%**	**61,946**	**9.1%**

Balance sheet	30.6.2007	31.12.2006	30.6.2007	31.12.2006
Non-current assets	2,152,617	1,907,482	2,152,617	1,907,482
Current assets	785,097	671,880	785,097	671,880
Total Assets	2,937,714	2,579,362	2,937,714	2,579,362
Stockholders' equity	919,036	880,199	919,036	880,199
Minority interest	20,156	9,457	20,156	9,457
Non-current liabilities	1,224,277	1,171,615	1,224,277	1,171,615
Current liabilites	774,245	518,091	774,245	518,091
Total equity and liabilities	2,937,714	2,579,362	2,937,714	2,579,362

Cash flow	2Q 2007	2Q 2006	YTD 2007	YTD 2006
Working capital from operating activities	39,081	39,911	75,232	92,052
Net cash provided by operating activites	28,496	34,213	34,939	29,527

Key ratios	2Q 2007	2Q 2006	YTD 2007	YTD 2006
EBITDA	84,224	79,387	163,535	151,884
EBITDA/revenues	22.2%	21.8%	21.5%	21.5%
EBIT/revenues	14.8%	15.2%	14.4%	14.9%
Diluted earnings per share	0.00499	0.00601	0.00990	0.01188
Profit to sale	7.7%	8.3%	7.4%	8.8%
Return on equity (ROE)	12.8%	12.0%	12.3%	12.3%
Equity ratio	0.32	0.35	0.32	0.35
Current ratio	1.01	1.59	1.01	1.59

2007-08-10 12:24:21 CET

Actavis Group hf. Company Announcement - Request for delisting approved

Actavis Group hf.,symbol ACT, will be delisted from OMX ICE Main List after closing of trading day, 13 August 2007 in accordance with the company's request. The company does not fulfill listing requirements with regard to ownership distribution. The delisting is made with reference to Art. 7.1 of Listing Requirements of the Nordic Exchange.

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